UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported on a Form 6-K filed by BeyondSpring Inc. (the “Company”) on September 20, 2023, Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), the Company’s 58%-owned subsidiary in China, is party to an arbitration proceeding initiated by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”). On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee issued a final award, denying all claims made by Hengrui.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-257639, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer
Date: January 16, 2024